Exhibit 99.8

UNDERTAKING LETTER

Strictly Private & Confidential

To:                             The Board of Directors

HUAZHU GROUP LIMITED

Cricket Square,

Hutchins Drive

P.O. Box 2681,

Grand Cayman KY1-1111

Cayman Islands

September 7, 2020

Dear Sirs,

HUAZHU GROUP LIMITED (the “Company”)

1.                                      I note that the board of directors of the Company propose certain amendments to the articles of the association of the Company (the “Proposed Amendments”), including:

a.                                      extending the notice period of the general meetings of the Company from 5 clear days to 14 clear days;

b.                                      entitling one or more shareholders holding 10% or more of the voting rights in the share capital of the Company a right to requisition a general meeting and propose resolutions to the agenda of such meeting;

c.                                       including a general restriction where any shareholder of the Company is, under the rules governing the listing of securities in the jurisdiction(s) in which the shares in the Company (or depositary receipts therefor) are listed, required to abstain from voting on any particular resolution or restricted to voting for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted; and

d.                                      if so required by The Stock Exchange of Hong Kong Limited, lowering the quorum for a general meeting of the Company from one-third in nominal value of the total issued voting shares in the Company to 10% in nominal value of the total issued voting shares in the Company.

2.                                      I hereby irrevocably and unconditionally confirm and undertake to the Company that I will vote all of the shares in the Company which I am capable of exercising the voting rights thereof, at any duly convened general meeting of the Company, in favour of any resolution of the shareholders of the Company to be passed at such general meeting to authorise and approve the Proposed Amendments.

Yours faithfully,

/s/ Ji Qi
Name: Ji Qi